U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                    Commission File No.: 0-27878

                           NOTIFICATION OF LATE FILING

(Check One):  [X]  Form 10-K



For Period Ended December 31, 1999

PART I - REGISTRANT INFORMATION

MCGLEN INTERNET GROUP, INC.
---------------------------
Full Name of Registrant

ADRENALIN INTEREACTIVE, INC.
----------------------------
Former Name of Registrant

3002 Dow Avenue Suite 114
-------------------------
Address of principal executive office (Street and Number)

Tustin, California 92780
------------------------
City, State and Zip Code

PART II RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms10-K, Form 20-F, 11-K, or Form N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

Registrant's independent auditors have not yet completed their audit of the financial statements of the Registrant for the year ended December 31, 1999 and are, therefore, unable to furnish their opinion on such financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard tot his notification

         Grant Trexler            (714)                838-2427
         -------------            -----                --------
           (Name)               (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investments Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

                           MCGLEN INTERNET GROUP, INC.
                           ---------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized
--------------------------------------------------------------------------------


Date:  March 29, 2000              By:/s/Grant Trexler
       --------------                 ----------------
                                       Grant Trexler
                                       Chief Financial Officer

       Securities registered under Section 12(b) of the Exchange Act: None

         Securities registered under Section 12(g) of the Exchange Act:

                     Common Stock, par value $.03 per share,

                              (Title of each class)

      Check  whether  the issuer (1) filed all  reports  required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No __

      Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B is not contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB [ ].

      The  issuer's   revenues  for  the  year  ended  December  31,  1999  were
$27,494,000

      The aggregate market value of shares of Common Stock held by non-affiliates of the registrant as reported by the NASDAQ SmallCap Market on was $XXX (computed on the basis of $ per share, March 29, 2000 the last reported sale price for shares of the Company's Common Stock on the NASDAQ SmallCap Market as of such date).

      As of March 29, 2000, the registrant had outstanding 3XXX shares of Common Stock.

(1)